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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-35798
CUSIP NUMBER 48344T209

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KaloBios Pharmaceuticals, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1000 Marina Boulevard, Suite 250
Address of Principal Executive Office (Street and Number)

Brisbane, California 94005-1878
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

KaloBios Pharmaceuticals, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended June 30, 2016 (the “Quarterly Report”). The Company is unable to file its Quarterly Report within the prescribed time period or within the five day extension period permitted by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense.

As previously disclosed, on December 29, 2015, the Company filed a voluntary petition for bankruptcy protection under Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”). The filing was made in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (Case No. 15-12628 (LSS)). In addition, as previously disclosed, on June 16, 2016, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Company’s Second Amended Plan of Reorganization, dated May 9, 2016 (as amended, the “Plan”). During most of the period ended June 30, 2016, the Company operated its business as debtor in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. On June 30, 2016 (the “Effective Date”), the Plan became effective and the Company emerged from its Chapter 11 bankruptcy proceedings.

In connection with the Company’s bankruptcy proceedings, the Company embarked on a reorganization program and, as previously disclosed, entered into a Debtor in Possession Credit and Security Agreement and a Securities Purchase Agreement in respect of bankruptcy exit financing and consummated the bankruptcy exit filing. The Company has also dedicated its limited resources to, among other things, negotiating with those parties with interests in the bankruptcy proceedings, satisfying its obligations with the Bankruptcy Court and those parties with interests in the bankruptcy proceedings and, as authorized by the Plan and the Confirmation Order, entering into an Agreement for the Manufacture, Development and Commercialization of Benznidazole for Human Use (the “MDC Agreement”). The Company’s reorganization program and efforts to enter into the MDC Agreement placed enormous strain on its limited human and financial resources. As a result, the Company has been unable to dedicate financial and human resources to the preparation of the Quarterly Report and has determined that it is unable to timely file its Quarterly Report without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Dr. Cameron Durrant	650	243-3100
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No
The Company has not filed its Form 10-Q for the period ended September 30, 2015, its Form 10-K for the period ended December 31, 2015, or its Form 10-Q for the period ended March 31, 2016.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s financial statements for the quarterly period ended June 30, 2016 have not been completed because a substantial amount of time and effort of the Company’s financial and accounting staff has and continues to be dedicated to the bankruptcy proceedings and related matters. However, the Company expects that its results of operations for the quarterly period ended June 30, 2016 will reflect a significant change compared with the Company’s results of operations for the corresponding period for the last fiscal year. During 2015, the Company’s results of operations were impacted by (i) a pause in enrollment in the Phase 2 cohort expansion phase of its ongoing clinical study of lenzilumab in certain hematologic malignancies, (ii) a large reduction in the Company’s workforce in connection with a plan to reduce operating costs, and (iii) disruptions in the management and operations of the Company resulting from the arrest of the Company’s former Chairman and Chief Executive Officer. In addition, during the first half of 2016, the Company’s results of operations were impacted by the bankruptcy proceedings and its operation as a debtor-in-possession and the Company’s entrance into and payments under the MDC Agreement.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Form 12b-25 contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may also be included from time to time in our other public filings, press releases, our website and oral and written presentations by management. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "predicts," "targets," "seeks," "could," "intends," "foresees" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our strategies, initiatives, objectives, plans or goals are forward-looking.

These forward-looking statements are based on management's current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Therefore, actual results may vary materially from what is expressed in or indicated by the forward-looking statements. The risk factors set forth under "Item 1A. Risk Factors" in our Annual Reports on Form 10-K and other matters discussed from time to time in our filings with the Securities and Exchange Commission, including the "Disclosure Regarding Forward-Looking Information" and "Risk Factors" sections of our Quarterly Reports on Form 10-Q, among others, including the effects and outcome of the pending bankruptcy proceeding, could affect future results, causing these results to differ materially from those expressed in our forward-looking statements. In that event, our business, financial condition, results of operations or liquidity could be materially adversely affected and investors in our securities could lose part or all of their investments. Accordingly, our investors are cautioned not to place undue reliance on these forward-looking statements because, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. Further, the forward-looking statements included in this Form 12b-25 and those included from time to time in our other public filings, press releases, our website and oral and written presentations by management are only made as of the respective dates thereof. Except as required by law, we undertake no obligation to update publicly any forward-looking statement in this Form 12b-25 or in other documents, our website or oral statements for any reason, even if new information becomes available or other events occur in the future.

KaloBios Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2016	By	/s/ Cameron Durrant, Chairman of the Board and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).